300 North LaSalle Street Chicago, Illinois 60654
Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 Robert.Hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

October 7, 2016

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Caleb French
Russell Mancuso
Li Xiao
Gary Todd

	Re:	Ichor Holdings, Ltd.
Draft Registration Statement on Form S-l
Confidentially Submitted September 21, 2015
CIK No. 0001652535

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Ichor Holdings, Ltd., a Cayman Islands exempt limited company (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”), Amendment No. 2 to its Confidential Draft Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated November 9, 2015, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above.

We also advise the Staff that the Company’s financial statements included in the Amendment have been updated to include fiscal year 2015 and the first two quarters of fiscal year 2016. Additionally, please note that the Company has exited its systems integration business and, therefore, the financial results for that business are reflected as discontinued operations in the Company’s financial statements.

Beijing    Hong Kong    Houston    London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

U.S. Securities and Exchange Commission

Our Products and Services, page 77

Systems Integration, page 79

1.	We note your disclosure in response to comment 16 and partially reissue the comment. Please clarify what types of modules you combine to make the final product you sell to your customers.

Response: The referenced disclosure has been deleted from the Amendment. The business relating to system integration is part of the discontinued operations, and therefore, the final product related thereto is no longer described.

Severance Obligations, page 101

2.	Please reconcile the disclosure of your severance obligations under Mr. Hutson’s offer letter and the letter’s actual terms as expressed in Exhibit 10.17. Specifically, we note that the offer letter discussed severance for terminations occurring before June 30, 2012 and included a prorated amount of earned annual incentive bonus.

Response: Mr. Hutson is not a named executive officer for fiscal year 2015. Consequently, disclosure concerning his severance obligations has been deleted from the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Robert M. Hayward, P.C.

Robert M. Hayward, P.C.

cc:	Thomas M. Rohrs
Maurice Carson